FOLEY & LARDNER LLP ATTORNEYS AT LAW
402 W. Broadway, Suite 2300 San Diego, CA 92101-3542 619.234.6655 TEL 619.234.3510 FAX www.foley.com
	December 2, 2005	WRITER'S DIRECT LINE 619.685.4604 alenain@foley.com Email
Via EDGAR		CLIENT/MATTER NUMBER 028295-0101

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: John L. Krug

Re:	MSO Holdings, Inc. Preliminary Information Statement filed November 18, 2005

Dear Mr. Krug:

        On November 18, 2005, MSO Holdings, Inc., a Delaware corporation (“MSO”), filed the above-referenced preliminary Information Statement (the “Information Statement”). On November 21, 2005, MSO received a letter from Jeffrey Riedler (the “November 21 Letter”) which set forth the following comment to Action No. 1 of the Preliminary Information Statement:

        Action No. 1: Approval of the amended and restated certificate of incorporation

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of the blank check preferred stock subsequent to the authorization of such shares.

        In response to the foregoing comment, MSO has inserted the following two sentences into the disclosure set forth in Action No. 1 in the definitive Information Statement to be mailed to stockholders:

“We have no present plan, commitment, arrangement, understanding, or agreement, whether written or oral, regarding the issuance of the blank check preferred stock. In addition, the ability of our Board of Directors to determine the rights of such preferred stock without stockholder approval terminates at the closing of the Company’s next equity financing.

        In addition, pursuant to the November 21 Letter, this will confirm that MSO acknowledges that: (i) MSO understands that is responsible for the adequacy and accuracy of the disclosures in the Information Statement, (ii) staff comments or changes to disclosures in response to staff comments, do not foreclose the Commission or the staff from taking any action with respect to the Information Statement; and (iii) MSO may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

December 2, 2005

        Please call the undersigned at (619) 685-4604 or fax the undersigned at (619) 234-3510 with any questions or comments you may have. Thank you for your assistance.

Very truly yours,

/s/ Adam Lenain Adam Lenain Senior Counsel